UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of October, 2019

Commission File Number: 001-38376

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.
(Translation of registrant’s name into English)

Avenida Thomas Edison 2701
C1104BAB Buenos Aires
Republic of Argentina
+54 (11) 4317-5000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes No

 CENTRAL PUERTO S.A.

TABLE OF CONTENTS

Item
1.
English translation of an excerpt of the minutes of the meeting of the Board of Directors of Central Puerto S.A. dated October 21, 2019, submitted to the Argentine securities regulator (the Comisión Nacional de Valores, or the CNV) on October 22, 2019.

2.
English translation of a notice sent to Bolsa y Mercados Argentinos S.A. dated October 22, 2019, calling for a Ordinary General Shareholders’ Meeting of Central Puerto S.A. which will be held on November 22, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: October 23, 2019	By:	/s/ JOSÉ MANUEL PAZOS
	Name:	José Manuel Pazos
	Title:	Attorney-in-Fact

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